Exhibit 8.1

Subsidiaries of the Registrant

Wholly-owned subsidiaries

Name of entity	Place of incorporation
1. Surplus International Investments Limited	Hong Kong
2. Liaoning Nuokang Bio-Pharmaceutical Co., Ltd.	People’s Republic of China (“PRC”)
3. Shenyang Shouzheng Bio-Technology Co., Ltd.	PRC
4. Penglai Nuokang Pharmaceutical Co., Ltd.	PRC
5. Liaoning Nuokang Medicines Co., Ltd.	PRC

Non-wholly owned subsidiaries

Name of entity	Place of incorporation
1. Venomics Hong Kong Limited	Hong Kong